UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTES

Shareholders Meeting Result

Caesarstone Sdot-Yam Ltd. (the “Company”) today announced the results of its Special General Meeting of Shareholders (the “Meeting”) held today, September 17, 2015, at the Company’s offices located at Kibbutz Sdot Yam, MP Menashe 3780400, Israel.  At the Meeting, the Company’s shareholders voted on the proposal to grant options to the Company's Chief Executive Officer, which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 18, 2015.   Only shareholders of record at the close of business on August 17, 2015 were entitled to vote at the Meeting. The matter voted upon was approved.

Resignation of Director

In addition, the Company announced the resignation of its director, Ram Belinkov, effective immediately.  Mr. Belinkov informed the board that he was resigning due to a difference of opinion over matters related to board governance and the decision regarding the recent grant of options to the Company's Chief Executive Officer.  The board reaffirmed its confidence in its governance processes and in its oversight of executive compensation through its compensation committee comprised entirely of independent directors.

Following Mr. Belinkov’s resignation, the Company’s board of directors consists of 10 members, five of whom satisfy the independence requirements of the Nasdaq Stock Market (“Nasdaq”).  As a result, following the resignation of Mr. Belinkov, the Company is not compliant with the Nasdaq rule requiring that a majority of its board be comprised of directors that satisfy Nasdaq’s independence requirements.  The Company has informed Nasdaq of this fact.  Pursuant to Nasdaq Rule 5605(b), the Company has until the earlier of its next annual shareholders meeting or one year from the occurrence of the event that caused the failure to comply with this requirement, unless the annual shareholders meeting occurs on or before 180 days following the resignation in which case the Company has 180 days from the resignation to regain compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: September 17, 2015	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel